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                                                                       Exhibit 4


                      CINCINNATI FINANCIAL CORPORATION 2003
                             NON-EMPLOYEE DIRECTORS'
                                   STOCK PLAN


ARTICLE A - PURPOSE.

        The purpose of the Cincinnati Financial Corporation 2003 Non-Employee Directors' Stock Plan (hereinafter referred to as the "Plan") is to enable Cincinnati Financial Corporation (hereinafter referred to as the "Company") to attract and retain the services of experienced and knowledgeable non-employee directors and to strengthen the alignment of interests between non-employee Directors (hereinafter referred to as "Participants") and the shareholders of the Company through the increased ownership of shares of the Company's common stock. This will be accomplished by granting Participants shares of common stock as a part of their annual compensation.

ARTICLE B - ADMINISTRATION.

        1. The Plan shall be administered by the Compensation Committee (hereinafter referred to as the "Committee") of the Board of Directors of the Company (hereinafter referred to as the "Board"), or such other committee as may be designated by the Board including a sub-committee of the Committee. The Committee shall consist of not less than two (2) members of the Board who are "Non-Employee Directors" as defined in Rule 16b-3 under the Securities Exchange Act of 1934, as amended, or any successor rule or definition adopted by the Securities and Exchange Commission, to be appointed by the Board from time to time and to serve at the discretion of the Board.

        2. It shall be the duty of the Committee to administer this Plan in accordance with its provisions and to make such recommendations to the Board as to amendments or otherwise as it deems necessary or appropriate. A decision by a majority of the Committee shall govern all actions of the Committee.

        3. Subject to the express provisions of this Plan, the Committee shall have authority to grant Participants an equivalent amount of whole shares of common stock of the Company, equal to the directors' cash compensation (but in no case more than $60,000 worth of common stock for any year of service as director), subject to such conditions or restrictions, if any, as the Committee may determine. The Committee also has the authority to make all other determinations it deems necessary or advisable for administering this Plan.

        4. The Committee may establish from time to time such regulations, provisions, and procedures as are in compliance with the terms of this Plan as, in its opinion, may be advisable in the administration of this Plan.


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        5.      The Committee may designate the Secretary of the Company or other employees of the Company to assist the Committee in the administration of this Plan and may grant authority to such persons to execute documents on behalf of the Committee.

ARTICLE C - PARTICIPATION.

        Participation in the Plan shall be limited to all non-employee Directors of the Company.

ARTICLE D - LIMITATION ON NUMBER OF SHARES FOR THE PLAN.

        The total number of shares of common stock of the Company that may be awarded under the Plan shall not exceed 100,000 shares.

ARTICLE E - SHARES SUBJECT TO USE UNDER THE PLAN.

        Shares of common stock to be awarded under the terms of this Plan may be treasury shares.

ARTICLE F - GRANT OF SHARES.

        1. Commencing with the year 2003 and each year thereafter, each Participant shall receive shares of common stock with a fair market value on the date of grant, equal to the cash director's fees received by such Participant during the prior calendar year, but limited to $60,000.

        2. All shares awarded under this Article shall be granted at the first meeting of the Committee in each year, or at such other meeting as the Committee may determine and shall be valued as set forth below.

        3. The shares awarded under the Plan shall be subject to such conditions or restrictions, if any, as the Committee may determine. The conditions and restrictions may vary from time to time and may be set forth in agreements between the Company and the Participant or in the awards of shares to them, all as the Committee determines.

        4. The shares awarded shall be valued at the average of the high and low sales price quotations for common stock of the Company on the NASDAQ System on the day of the grant to a Participant. All shares awarded shall be full shares, rounded up to the nearest whole share.


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ARTICLE G - ADJUSTMENTS.

        The amount of shares authorized to be issued under this Plan will be subject to appropriate adjustment in the event of future stock splits, stock dividends, or other changes in capitalization of the Company to prevent the dilution or enlargement of rights under this Plan; following any such change, the term "common stock" shall be deemed to refer to such class of shares or other securities as may be applicable.

ARTICLE H - ADDITIONAL PROVISIONS.

        1. The Board may, at any time, repeal or amend this Plan. The Participants and the Company shall be bound by any such amendments as of their effective dates. If this Plan is repealed in its entirety, all previously awarded shares subject to conditions or restrictions pursuant to this Plan shall continue to be subject to such conditions or restrictions.

        2. Every recipient of shares pursuant to this Plan shall be bound by the terms and provisions of this Plan and by any restrictions relating to the shares received, and the acceptance of any grant of shares pursuant to this Plan shall constitute a binding agreement between the recipient and the Company.

ARTICLE I - DURATION OF PLAN.

        This Plan shall be effective as of February 1, 2003. This Plan will terminate on January 31, 2010 unless a different termination date is fixed by action of the Board, but no such termination shall affect the prior rights under this Plan of the Company or of anyone to whom shares have been granted prior to such termination.

ARTICLE J - SERVICE AS DIRECTOR.

        Nothing in the Plan will interfere with or limit in any way the right of the Company to terminate any Participant at any time, and neither the Plan, nor the awarding of shares nor any other action taken pursuant to the Plan, will constitute or be evidence of an agreement or understanding, express or implied, that the Company will retain a Participant for any period of time or at any particular rate of compensation.



Plan adopted February 1, 2003


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